

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2008

Mr. Gilbert Burciaga
Chief Executive Officer
Providence Resources, Inc.
5300 Bee Caves Road, Bldg. 1, Ste 240
Austin, Texas 78746

> **Re:** **Providence Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response Letter dated December 8, 2008**
> **File No. 000-30377**

Dear Mr. Burciaga:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A-2 for the Fiscal Year Ended December 31, 2007

Note 14 – Acquisition of Providence Exploration, page F-26

1.   Based on your response to prior comment number one, we note you allocated the entire purchase price of Providence Exploration to unproved properties. In your response, you indicate you relied upon paragraph 37(e) of FAS 141 in determining how to allocate the purchase price, and that you determined the unproved properties you acquired in the transaction represented intangible assets, as defined by paragraph 39 of FAS 141. Based upon your response, it does not appear you have properly applied the purchase method of accounting by allocating the cost of the acquired entity to assets acquired and liabilities assumed

in accordance with the process described in paragraphs 36 through 46 of FAS 141. Please contact us at your earliest convenience to discuss your accounting treatment in further detail.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-12

Unproved Oil and Gas Properties, Not Subject to Impairment, page F-13

2.   We note from your response to prior comment number two that you follow the guidance in FAS 144 for testing your unproved property for impairment. Please note that this standard does not apply to full cost accounting. Please refer to paragraph 4 (and footnote 2) and 5 of FAS 144 and Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X and compare and contrast your accounting policy to that standard and modify your accounting policies and disclosure, as appropriate.

3.   We note from your response to prior comment number three you believe your unproved properties are intangible assets. Please note we are unable to agree with your conclusion. In this regard, FAS 141 and 142 define intangible assets as those "that lack physical substance." Please also refer to FSP 141-1 and modify your accounting policies and disclosure as necessary.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

4.   Please make conforming changes to your future quarterly report on Form 10-Q for the fiscal quarter ended September 30 to correspond with the changes you made to your amended annual and periodic reports in response to our prior comments.

Note 1 – Organization and Summary of Significant Accounting Policies, page 9

Earnings Per Share, page 11

5.   Please include the disclosures required for diluted earnings/loss per share, as required by paragraph 40 of FAS 128, in your future filings. In this regard, we note you had stock equivalents of warrants that were excluded from the diluted earnings/loss per share calculation. Please confirm to us that you will comply with this comment in future filings. In the event you file an amended periodic report during our open review, please include this disclosure, as applicable.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief